ABITIBIBOWATER INC.

1155 METCALFE STREET, SUITE 800

MONTREAL, QUEBEC

CANADA H3B 5H2

June 20, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark Shuman

Re:	AbitibiBowater Inc.

Registration Statement on Form S-4

File No. 333-141428

Dear Mr. Shuman:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, AbitibiBowater Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to June 22, 2007, at 10:00 a.m. Eastern Time, or as soon as practicable thereafter. The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and

Exchange Commission

June 20, 2007

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Marlon Starr, Esq. of Troutman Sanders LLP at (404) 885-3287 and that such effectiveness also be confirmed in writing.

Very truly yours, ABITIBIBOWATER INC.

By:	/s/ John W. Weaver
John W. Weaver
Title:	Chairman

By:	/s/ David J. Paterson
David J. Paterson
Title:	President